Presidential Life Corporation

69 Lydecker Street

Nyack, NY  10960

August 18, 2011

By Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:

Presidential Life Corporation

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Filed July 15, 2011

File No. 000-05486

Dear Mr. Rosenberg:

Subsequent to filing our Form 10-K/A on July 15th, 2011, we participated in three follow-up conference calls with the Staff on July 20, July 28 and August 9, 2011.  As a result of these conference calls, we were asked to provide the following additional information with respect to other than temporary impairment restatement for limited partnership investments (“OTTI Restatement”):

1.

As a result of the OTTI Restatement, please confirm the financial statement line items that changed and that were related  specifically to OTTI:

Response

In our 2010 Form 10-K/A, only the following financial statement line items were changed as a result of OTTI Restatement:

•

Total OTTI losses recognized in earnings

•

Total revenues

•

Income (loss) before taxes

•

Provision (benefit) for deferred income taxes

•

Net income

•

Earnings per share, basic and diluted

•

Accumulated other comprehensive income (loss)

•

Retained earnings

2.

As a result of the OTTI Restatement, please confirm whether there were other financial statement line items that changed (unrelated to OTTI), and explain why the line item changed:

Response

In addition to the items mentioned in response 1, the following financial statement line item was changed in our 2010 Form 10-K/A:

•

Net realized investment (losses) gains, excluding other than temporary impairment (“OTTI”) losses

In the original 2010 Form 10-K filed on March 29, 2011, the Company incorrectly included OTTI losses in the amount of $7.7 million related to its limited partnership investments in the Net Realized Investment (losses) gains line.  This was discovered prior to our filing of 2010 Form 10-K/A and was corrected by reclassifying the OTTI losses out of this line item to the correct line item, which is Total OTTI losses recognized in earnings. There was no impact on total revenues or net income as a result of this reclassification.

3.

Form 10-K/A, page F-44, reconciles the effects of the Original Restatement and the OTTI Restatement on the company’s consolidated financial statements.  Please break-out the effects of the OTTI Restatement on the Statement of Income for the year ended December 31, 2009.  Footnote and explain the line item changes.

Response

Statement of Income for the year ended December 31, 2009	After Original Restatement	Effects of OTTI Restatement		As filed per 2010 Form 10-K/A

Net realized investment (losses) gains, excluding other than temporary impairment (“OTTI”) losses	12,064	7,726[1]		19,790

Total OTTI losses recognized in earnings	(7,841)	(7,726)[1]	} (22,840)	(30,681)
		(15,114)[2]

Total Revenues	262,955	(15,114)		247,841

Income before taxes	16,146	(15,114)		1,032

Provision (benefit) for Deferred income taxes	6,870	(5,290) [3]		1,580

Net Income	14,720	(9,824)		4,896

Earnings per share, basic and diluted	.50	(.33)		.17

1.

As noted in response 2.above, this represents a reclass entry (unrelated to the OTTI Restatement) which increased both the Net realized investment (losses) gains line and the OTTI losses recognized in earnings captions, with no effect on net income.

2.

This represents additional OTTI losses recognized in earnings for the year ended December 31, 2009.

3.

Tax benefit is calculated based on effective tax rate of 35%.

4.

Pages 51 and F-8 of Form 10-K/A appropriately disclose the Company’s revised accounting policy for all equity investments with regard to OTTI, in conformity with the Company’s response letter dated March 23, 2011.  On page 37, however, the revised accounting policy deviates from the agreed upon disclosure language.  Please confirm that in future periodic reports the Company will conform to the revised accounting policy for all equity investments with regard to OTTI.

Response

The Company confirms that in future periodic reports it will conform to the revised accounting policy for all equity investments with regard to OTTI, as agreed to in its March 23, 2011, response letter.

Sincerely,

 /s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer